Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions)

	Years Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS:
Income (loss) from continuing operations before income taxes	$(29)	$863	$(3,125)	$(5,820)	$1,147
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	2

Total earnings, before interest credited to contractholders	(29)	863	(3,125)	(5,820)	1,149
Interest credited to contractholders [1]	1,540	1,850	2,005	1,554	1,840

Total earnings	$1,511	$2,713	$(1,120)	$(4,266)	$2,989

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	—	2

Total fixed charges, before interest credited to contractholders	—	—	—	—	2
Interest credited to contractholders [1]	1,540	1,850	2,005	1,554	1,840

Total fixed charges	$1,540	$1,850	$2,005	$1,554	$1,842

RATIOS:
Total earnings to total fixed charges [2]	NM	1.5	NM	NM	1.6
Deficiency of total earnings to total fixed charges [3]	$29	—	$3,125	$5,820	—
Ratios before interest credited to contractholders [4]
Total earnings to total fixed charges [2]	NM	NM	NM	NM	574.5

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2]	Ratios of less than one-to-one are presented as “NM” or not meaningful.
[3]	Represents additional earnings that would be necessary to result in a one-to-one ratio.
[4]	This secondary ratio is disclosed for the convenience of policyholders invested in the Company’s general account and Consumer Note holders.